                                                                  EXHIBIT 10.a.2

             AMDOCS LIMITED REPORTS INCREASE IN FOURTH QUARTER PRO
                          FORMA EPS OF 40.0% TO $0.35

            FOURTH QUARTER REVENUE INCREASES 31.9% TO $415.4 MILLION
                        ANNUAL REVENUE TOPS $1.5 BILLION
                 BOARD OF DIRECTORS AUTHORIZES STOCK REPURCHASE

St. Louis, MO -- November 6, 2001 -- Amdocs Limited (NYSE: DOX) today reported that for the fourth quarter ended September 30, 2001, revenue reached $415.4 million, an increase of 31.9% over last year's fourth quarter. Excluding acquisition-related charges, net income increased 39.8% to $78.3 million, while earnings per share increased 40.0% to $0.35 per diluted share, compared to net income of $56.0 million, or $0.25 per diluted share, in the fourth quarter of fiscal 2000. The Company's as-reported net income, which includes acquisition-related charges for amortization of goodwill and purchased intangible assets and related tax effects, was $19.9 million, or $0.09 per diluted share, compared to a net income of $13.0 million, or $0.06 per diluted share, in the fourth quarter of fiscal 2000.

Avi Naor, Chief Executive Officer of Amdocs Management Limited, noted, "We achieved strong revenue and operating results this quarter. Our ability to achieve stability and growth in the current business environment is based on our long-term relationships with the market leaders, which generate a solid, constantly expanding flow of recurring revenues. Our extensive portfolio of products and services, together with our global presence, adds stability by allowing us to adjust to shifting needs and opportunities within the evolving communications market. Moreover, in the current environment, Amdocs' reliability and stability have become decisive criteria in vendor selection. These factors are fueling continued growth through new sales in both the wireline and mobile sectors."

Naor continued, "We are focusing efforts on further strengthening our leadership position in the market. These initiatives encompass products, expanded customer base and operations. Through our strong R&D program, together with the pending acquisition of Clarify, a leading CRM vendor, we are expanding our market coverage and enhancing our product line. This is helping us drive the expansion of our customer base. We believe these initiatives can significantly strengthen our leadership of the communications CRM and billing market and will facilitate continued growth moving forward."

The Company also announced a stock buyback program. Earlier today, Amdocs' Board of Directors authorized the repurchase of up to 11 million shares, or approximately 5% of the Company's outstanding common stock, on the open market, at times and prices considered appropriate by the Company. The Company intends to fund the repurchase with available funds.

Mr. Naor stated that the repurchase reflects management's confidence in the Company's future. Naor said, "The underlying fundamentals of our business are excellent. CRM and billing systems are mission-critical for our customers as they seek, for example, to improve customer retention, enhance productivity and support advanced data services. Even in today's environment, we are experiencing strong demand for our offerings. As the vendor of choice for the world's leading communications providers, we have a full, diverse pipeline and high visibility. While we have encountered longer sales cycles, the fundamentals of our business are compelling -- we are the foremost vendor in an outstanding market. Looking forward, we are very confident regarding our future business prospects."

The Company also noted that for the fiscal year ended September 30, 2001, revenue grew by 37.2% to a record $1.53 billion. Excluding acquisition-related charges of amortization of goodwill and purchased intangible assets and related tax effects, and in fiscal 2000 also in-process research and development and other indirect acquisition costs, net income for fiscal 2001 increased 47.8% to $281.1 million, while diluted earnings per share increased 40.9% to $1.24.

Amdocs is the world's leading provider of CRM, billing and order management systems for the communications industry. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of over 8,600 information systems professionals, Amdocs supports a global customer base. For more information visit our Web site at www.amdocs.com.

Amdocs will host a conference call on November 6 at 5 p.m. Eastern Standard Time to discuss the Company's fourth quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

This press release may contain forward-looking statements as defined under the Securities Act of 1933, as amended, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the company's products and services obsolete, potential loss of a major customer, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Form 6-K filed on August 9, 2001 and in our Form 20-F/A filed on April 3, 2001.

CONTACT:

Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox_info@amdocs.com

            PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

  Excluding Purchased In-Process Research and Development, Acquisition Related
                                     Costs,
Amortization of Goodwill and Purchased Intangible Assets and Related Tax Effects
                     (in thousands, except per share data)

                                                 Three months ended      Twelve months ended
                                                   September 30,            September 30,
                                                 ------------------    ------------------------
                                                 2001(1)    2000(1)     2001(2)       2000(2)
                                                 -------    -------    ----------    ----------
Revenue:
  License                                        $41,560    $35,216    $  171,430    $  124,822
  Service                                        373,887    279,851     1,362,480       993,498
                                                 -------    -------    ----------    ----------
                                                 415,447    315,067     1,533,910     1,118,320
Operating expenses:
  Cost of license                                    926      1,278         5,651         5,624
  Cost of service                                228,814    177,475       847,591       639,900
  Research and development                        29,073     21,894       105,807        74,852
  Selling, general and administrative             51,248     39,136       195,592       137,004
                                                 -------    -------    ----------    ----------
                                                 310,061    239,783     1,154,641       857,380
                                                 -------    -------    ----------    ----------
Operating income                                 105,386     75,284       379,269       260,940

Interest income and other, net                     6,400      4,716        22,286        10,734
                                                 -------    -------    ----------    ----------
Income before income taxes                       111,786     80,000       401,555       271,674

Income taxes                                      33,536     24,026       120,467        81,528
                                                 -------    -------    ----------    ----------
Net income                                       $78,250    $55,974    $  281,088    $  190,146
                                                 =======    =======    ==========    ==========
Diluted earnings per share                       $  0.35    $  0.25    $     1.24    $     0.88
                                                 =======    =======    ==========    ==========
Diluted weighted average number of shares
  outstanding                                    225,716    227,227       226,832       216,935
                                                 =======    =======    ==========    ==========

---------------
  (1) Excludes $55,857 and $54,329 of amortization of goodwill and purchased intangible assets, and tax effects related to the above of $(2,488) and $11,348 for the three months ended September 30, 2001 and 2000, respectively. Including the above items, income before income taxes was $55,929 and $25,671 and diluted earnings per share were $0.09 and $0.06 for the three months ended September 30, 2001 and 2000, respectively.

  (2) Excludes $219,988 and $111,199 of amortization of goodwill and purchased intangible assets, $0 and $70,319 write-off of purchased in-process research and development, $0 and $5,298 of acquisition-related costs, and tax effects related to the above of $5,286 and $2,648 for the twelve months ended September 30, 2001 and 2000, respectively. Including the above items, income before income taxes was $181,567 and $84,858 and diluted earnings per share were $0.29 and $0.03 for the twelve months ended September 30, 2001 and 2000, respectively.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (in thousands, except per share data)

                                                  Three months ended      Twelve months ended
                                                     September 30,           September 30,
                                                  -------------------   -----------------------
                                                    2001       2000        2001         2000
                                                  --------   --------   ----------   ----------
Revenue:
  License                                         $ 41,560   $ 35,216   $  171,430   $  124,822
  Service                                          373,887    279,851    1,362,480      993,498
                                                  --------   --------   ----------   ----------
                                                   415,447    315,067    1,533,910    1,118,320
Operating expenses:
  Cost of license                                      926      1,278        5,651        5,624
  Cost of service                                  228,814    177,475      847,591      639,900
  Research and development                          29,073     21,894      105,807       74,852
  Selling, general and administrative               51,248     39,136      195,592      137,004
  Amortization of goodwill and purchased
     intangible assets                              55,857     54,329      219,988      111,199
  In-process research and development and other
     indirect acquisition-related costs                 --         --           --       75,617
                                                  --------   --------   ----------   ----------
                                                   365,918    294,112    1,374,629    1,044,196
                                                  --------   --------   ----------   ----------
Operating income                                    49,529     20,955      159,281       74,124

Interest income and other, net                       6,400      4,716       22,286       10,734
                                                  --------   --------   ----------   ----------
Income before income taxes                          55,929     25,671      181,567       84,858

Income taxes                                        36,024     12,678      115,181       78,880
                                                  --------   --------   ----------   ----------
Net income                                        $ 19,905   $ 12,993   $   66,386   $    5,978
                                                  ========   ========   ==========   ==========
Basic earnings per share                          $   0.09   $   0.06   $     0.30   $     0.03
                                                  ========   ========   ==========   ==========
Diluted earnings per share                        $   0.09   $   0.06   $     0.29   $     0.03
                                                  ========   ========   ==========   ==========
Basic weighted average number of shares
  outstanding                                      222,560    221,105      222,002      212,005
                                                  ========   ========   ==========   ==========
Diluted weighted average number of shares
  outstanding                                      225,716    227,227      226,832      216,935
                                                  ========   ========   ==========   ==========

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                           As of
                                                              --------------------------------
                                                              September 30,     September 30,
                                                                   2001              2000
                                                              --------------    --------------
ASSETS

Current assets
  Cash, cash equivalents and short-term interest-bearing
     investments                                                $1,110,067        $  402,300
  Accounts receivable, including unbilled of $23,272 and
     $4,203, respectively                                          384,851           263,100
  Deferred income taxes and taxes receivable                        38,916            35,719
  Prepaid expenses and other current assets                         38,045            34,327
                                                                ----------        ----------
  Total current assets                                           1,571,879           734,906

Equipment, vehicles and leasehold improvements, net                173,695           128,081
Goodwill and other intangible assets, net                          788,187         1,011,053
Other noncurrent assets                                             90,675            61,045
                                                                ----------        ----------
Total assets                                                    $2,624,436        $1,935,085
                                                                ==========        ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accruals                                 $  270,517        $  198,445
  Short-term financing arrangements                                 10,400            28,713
  Deferred revenue                                                 140,033           133,546
  Deferred income taxes and income taxes payable                    91,026            55,197
                                                                ----------        ----------
  Total current liabilities                                        511,976           415,901
Convertible notes and other noncurrent liabilities                 600,369            88,412
Shareholders' equity                                             1,512,091         1,430,772
                                                                ----------        ----------
Total liabilities and shareholders' equity                      $2,624,436        $1,935,085
                                                                ==========        ==========